UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549




                                 SCHEDULE 13-G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


          Name of Issuer: MULTICOM PUBLISHING, INC.


          Title of Class of Securities:  CLASS A COMMON STOCK,
                                         PAR VALUE $.01 PER SHARE


          CUSIP Number:  625437 10 8





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No.  625437 10 8        13G/A1


1.     NAME OF REPORTING PERSON:   Meredith Corporation

       S.S. IDENTIFICATION NO. OF ABOVE PERSON:  42-0410230



2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]

                                                           (b)  [X]

3.     SEC USE ONLY



4.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

  NUMBER OF          5.     SOLE VOTING POWER: 1,340,928
   SHARES
BENEFICIALLY         6.     SHARED VOTING POWER: -0-
 OWNED BY
   EACH              7.     SOLE DISPOSITIVE POWER: 1,340,928
 REPORTING
  PERSON             8.     SHARED DISPOSITIVE POWER:  -0-
   WITH



9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                     1,340,920



10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

                       [ ]



11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 12%




12.    TYPE OF REPORTING PERSON:   CO



Item 1 (a)     Multicom Publishing, Inc.

       (b)     188 Embarcadero, Fifth Floor
               SanFrancisco, CA 94105

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Item 2 (a)     Meredith Corporation

       (b)     1716 Locust Street
               Des Moines, Iowa 50309-3023

       (c)     U.S.A.

       (d)     Common Stock

       (e)     625437 10 8


Item 3         Not applicable


Item 4 The information furnished herein is as of December 31, 1997

       (a)     Amount beneficially owned: 1,340,928

       (b)     Percent of class: 12%

       (c)     Number of shares as to which such person has

                 (i)  Sole power to vote or to direct
               the vote: 1,340,920

                 (ii) Shared power to vote or to direct
               the vote:  -0-

                 (iii) Sole power to dispose or to direct
               the disposition of: 1,340,920

                 (iv)  Shared power to dispose or to direct
               the disposition of:  -0-


Item 5         Not applicable


Item 6         Not applicable


Item 7         Not applicable


Item 8         Not applicable


Item 9         Not applicable


Item 10        Not applicable




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




               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Dated: February 10, 1998





                                     /s/ Larry D. Hartsook
                                    -----------------------
                                       Larry D.Hartsook
                                           Director